FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 18, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes SDG Engagement High Yield Credit Fund

(the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to a further comment of the Staff of the Securities and Exchange Commission (“Staff”) provided on September 16, 2019 in response to the Registrant’s Correspondence dated September 9, 2019 with respect to its Post-Effective Amendment No. 18 under the Securities Act of 1933, as amended, and Amendment No. 19 under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed on June 28, 2019.

COMMENT 1: Cover page—Fund Name:

The Staff continues to state that the Fund name contains “SDG,” an abbreviation for Sustainable Development Goals. Accordingly, please revise the Fund’s 80% policy to include that the Fund will invest at least 80% of its net assets in either environmentally friendly or environmental, social and governance (ESG) issuers.

RESPONSE: The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The Registrant notes that the Fund already includes an 80% test for fixed-income investments rated below investment-grade, which are a particular type of investment.

The terms “sustainable development goals” refers to a list of social, economic and environmental goals developed by the United Nations Member States, and does not identify a type of investment or industry. The Registrant intends the use of “sustainable development goals” to describe the framework it uses to engage within its principal investment strategies, which it explains at length in its prospectus disclosures. For example, the Fund’s investment strategy disclosure states that the Fund does not focus its investments in any particular type of investment, industry or group of industries, but rather applies its engagement criteria as part of its evaluation of available investment opportunities across multiple investments and industries:

“The Fund will not be subject to any limitation on the types of companies in which it may invest (either in terms of industry or focus) so long as these companies are viewed by the Adviser to provide the potential for current income and long-term capital appreciation while also contributing to positive societal impact aligned to the UN Sustainable Development Goals.”

The Registrant further notes that the Fund intends to invest in issuers that meet certain engagement criteria as outlined below:

In addition to fundamental financial indicator criteria, engagement criteria that may be used to identify such companies will include, for example, assessment of company management competence, integrity, vision, potential and willingness to enact the changes suggested by the Adviser, as well as alignment with at least one of the UN Sustainable Development Goals.

Further, the Registrant believes that including ESG in its 80% test would complicate and detract from the Fund’s pursuit of its principal investment strategies.

Accordingly, the Registrant does not believe it is required to incorporate sustainable development goals or ESG criteria into the Fund’s 80% policy and respectfully declines to make any changes in response to this comment.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures